Exhibit 12

EX-12 COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended	Years Ended December 31,
(Dollars in thousands)	September 30, 2012	2011	2010	2009	2008	2007
Ratio of Earnings to Fixed Charges
Including interest on deposits in fixed charges (1)	2.42	1.57	1.45	0.33	1.53	1.27
Excluding interest on deposits in fixed charges (2)	5.52	2.99	2.63	(1.23)	2.87	2.03
Ratio of Combined Fixed Charges and Preference Dividends to Earnings
Including interest on deposits in fixed charges (3)	0.41	0.64	0.69	3.20	0.65	0.79
Excluding interest on deposits in fixed charges (4)	0.18	0.33	0.38	(0.93)	0.35	0.49

(a) Pre-tax income (loss) from continuing operations	$34,536	$18,708	$16,443	$(31,528)	$31,056	$18,774
(b) Interest expense on deposits*	16,612	23,372	26,316	32,614	41,733	50,597
(c) Interest expense on borrowings*	6,416	8,368	9,014	13,266	15,738	17,422
(d) Rent expense**	1,218	1,056	1,056	891	858	792
(e) Preference security dividend ***	—	—	—	2,038	—	—

* Interest expense includes amortized premiums, discounts and capitalized expenses related to indebtedness.

** Consists of one third of rent expense which approximates the interest rate component of rent expense.

*** Represents dividends and accretion on preferred stock, divided by 1 minus the effective tax rate on continuing operations of the Company for the period shown.  The preference security dividend excludes the $2.954 million amount recorded as a non-cash deemed dividend in the second quarter of 2009 related to the Company’s decision to redeem the preferred stock.

(1) (a)+(b)+(c)+(d)/(b)+(c)+(d)

(2) (a)+(c)+(d)/(c)+(d)

(3) (b)+(c)+(d)+(e)/(a)+(b)+(c)+(d)

(4) (c)+(d)+(e)/(a)+(c)+(d)